UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 23, 2012
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on March 23, 2012, entitled "Statoil publishes Annual and Sustainability Report for 2011 ".

Statoil publishes Annual and Sustainability Report for 2011

Statoil (OSE:STL, NYSE:STO) published the group's Annual and Sustainability Report for 2011 on its website today, 23 March, as well as its US Annual Report and accounts on Form 20-F.

“2011 was a good year for Statoil. We improved on safety and delivered more stable operations. As a result, our financial performance was strong – a record net operating income and a competitive shareholder return,” writes chief executive Helge Lund in his introduction to the annual and sustainability report.

Last year was also marked by Statoil’s unveiling of its updated strategy as a technology-focused upstream company. The ambition is to grow production to above 2.5 million barrels per day in 2020.

“Portfolio management added around 500 million barrels of expected new resources in 2011. This is considerably more than we divested, strengthening the foundation for long-term growth,” notes Lund.

“A strong exploration performance also added more than 1 billion barrels to our resource base. The Johan Sverdrup field in the North Sea is one of the world's largest oil discoveries in recent years, the Skrugard and Havis high-impact discoveries represent a breakthrough in the Barents Sea, and we made a high-impact discovery on Peregrino South in Brazil.”

Statoil’s annual report presentation this year features a virtual panel debate focusing on stakeholder expectations – and the ways in which the company is responding to these challenges. Sustainability reporting is also fully integrated in the report.

“This reflects our commitment to long-term, sustainable growth in line with the principles of the UN Global Compact,” Lund writes.

The reports will be published at www.statoil.com/2011.

The HTML version of the Form 20-F report will be available on the US Securities and Exchange Commission's website in the Edgar database at www.sec.gov from 16.00 Central European Time (11.00 Eastern Standard Time) today.

The legally required part of the annual and sustainability report will be available in a printed version on 26 April at the latest, together with the printed version of Form 20-F and Statoil In Brief 2011/2012.

At that time, the report will be distributed electronically to those shareholders who have opted to receive the report in this form.

Statoil In Brief 2011/2012 – a short version of the annual report – will be distributed to all other shareholders registered in the Norwegian Central Securities Depository (VPS).

Interested parties can download parts of or the report in its entirety at www.statoil.com/downloads, while printed versions can be ordered at www.statoil.com/orderreports.

Contacts:

Investor relations:
Hilde Merete Nafstad, senior vice president investor relations,
Tel: +47 95 78 39 11

Press:
Jannik Lindbæk Jr, vice president for media relations,
Tel: +47 97 75 56 22

Cautionary Note
This press release contains forward-looking statements, particularly regarding Statoil’s production outlook and ambition to grow production. Forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by the forward-looking statements. Additional information, including information on factors which may affect Statoil’s business, is contained in Statoil’s 2011 Annual and Sustainability Report and 2011 Annual Report on Form 20-F filed with the US Securities and Exchange Commission.

We use certain terms in this press release, such as “resource” and “resources” that the SEC’s rules prohibit us from including in our filings with the SEC. U.S. investors are urged to closely consider the disclosures in our Form 20-F, SEC File No. 1-15200. This form is available on our website or by calling 1-800-SEC-0330 or logging on to www.sec.gov

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: March 23, 2012	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer